Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, December 1, 2022

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C, D, E, F, G, H, I, J, K
AND M PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR SERIES D,
F, H AND J PREFERRED SHARES

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series C	0.294313	December 30, 2022	December 15, 2022
Series D	0.40314	December 29, 2022
Series E	0.198938	December 30, 2022
Series F	0.34144	December 29, 2022
Series G	0.185125	December 30, 2022
Series H	0.36637	December 29, 2022
Series I	0.207938	December 30, 2022
Series J	0.38444	December 29, 2022
Series K	0.315313	December 30, 2022
Series M	0.312688	December 30, 2022

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the December 30, 2022 to March 30, 2023 dividend period for its other floating rate preferred shares. The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series D	1.81576	7.28299	0.45394
Series F	1.56894	6.29299	0.39223
Series H	1.66866	6.69299	0.41717
Series J	1.74096	6.98299	0.43524

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941